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January 3, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Bernard Nolan, Staff Attorney

Re:	ChaSerg Technology Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed November 27, 2019 File No. 001-38685

Dear Mr. Nolan:

On behalf of our client, ChaSerg Technology Acquisition Corp. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated December 23, 2019, regarding the preliminary proxy statement mentioned above (the “Proxy Statement”). In connection with this letter, the Company is filing via EDGAR amendment no. 1 to the Proxy Statement (the “Revised Proxy Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders, page i

1. We encourage you revise the forepart of the proxy statement so that it describes the business combination transaction, its purpose and its effect in plain English rather reciting the complex and technical details of the merger transactions. Similarly, please explain the reasons why the cash and stock components of the merger consideration can be adjusted, as this will allow shareholders to better understand how the adjustments will operate and the circumstances that could lead to the adjustments.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the forepart of the Revised Proxy Statement, including the letter to the Company’s stockholders and notice of special meeting.

January 3, 2020

2. Prominently highlight throughout the proxy statement that the acquisition of Grid Dynamics is an affiliated transaction because ChaSerg’s President and Chief Financial Officer, Eric Benhamou, is a director on both companies’ boards and has direct and indirect ownership interests in both companies.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the forepart of the Revised Proxy Statement and on pages 8, 21, 48, 99 and 137 of the Revised Proxy Statement.

Cautionary Note Regarding Forward-Looking Statements, page 4

3. You disclose that the proxy statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Section 27A(b)(1)(B) of the Securities Act and Section 21E(b)(1)(B) of the Exchange Act expressly state that the safe harbor for forward-looking statements is not available in connection with an offering of securities by a blank check company. Please delete the references to these safe harbor provisions or clarify that they do not apply to your company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Revised Proxy Statement.

Question and Answers About the Proposals for Stockholders, page 5

4. Please provide a Q&A describing what will happen if more than the maximum number of shares allowed for by the conditions to the Merger Agreement are redeemed. In this regard, you state on page 51 that if a larger number of shares are submitted for redemption than you initially expected, you may need restructure the transaction to reserve a greater portion of the cash in the Trust Account or arrange for third-party financing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Revised Proxy Statement.

Summary of the Proxy Statement

Parties to the Business Combination, page 14

5. Please disclose that Grid Dynamics is currently majority owned by Automated Systems Holding Limited, a publicly traded Bermuda company on the Hong Kong Exchange that is a subsidiary of Beijing Teamsun Technology Co., Ltd., a publicly traded Chinese company on the Shanghai Stock Exchange. Disclose that Grid Dynamics was acquired by ASL in April 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Revised Proxy Statement.

January 3, 2020

6. Please consider providing organizational charts of ChaSerg and Grid Dynamics before and after the business combination in light of the current ownership of Grid Dynamics, the ownership of the Successor after the business combination and the control over the Successor company by Sponsor, ASL, BGV and other parties to the Stockholders’ Agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16 to 17 of the Revised Proxy Statement.

Conditions to Closing of the Business Combination, page 15

7. We note that each party’s obligations are subject to the satisfaction or written waiver by the parties of the listed conditions. Please disclose whether the parties can waive the maximum redemption condition under the merger agreement that leaves ChaSerg with 70% of the Trust Account Balance at Signing. If so, revise your disclosure throughout the proxy statement so that it also contemplates a maximum redemption amount that leaves ChaSerg with at least $5,000,001 in tangible net assets in the Trust Account. Also disclose how you will inform each company’s stockholders if this condition is waived.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 26, 52, 53, 55 and 65 of the Revised Proxy Statement.

Interests of Certain Persons in the Business Combination, page 18

8. Please provide quantified disclosure of Eric Benhamou’s interest in the business combination as a director and shareholder in each party. Also disclose that Mr. Benhamou’s affiliate, BGV Opportunity Fund, L.P. made a $15 million investment in common and preferred stock in Grid Dynamics in May 2019. Disclose the value of the merger consideration he will receive for this investment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Revised Proxy Statement.

January 3, 2020

Risk Factors

Grid Dynamics’ revenues are highly dependent on a limited number of clients..., page 27

9. Please disclose the dollar amount of backlog believed to be firm, separately indicating the portion thereof not expected to be filled within the current year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has considered that Item 101(c)(1)(viii) of Regulation S-K requires, to the extent material to an understanding of the registrant’s business, disclosures related to the dollar amount of backlog orders believed to be firm, together with an indication of the portion of that backlog which the registrant does not reasonably expect to be filled within the current fiscal year. In response to the Staff’s comment, the Company respectfully advises the Staff that Grid Dynamics derives substantially all of its revenue through time and materials contracts, which are mostly short-term in nature, and backlog qualifying as firm at any given date will typically represent a small fraction of the company’s revenue targets for subsequent periods. For these reasons, backlog is currently not a metric used by Grid Dynamics to manage its business and is not currently systematically tracked, and Grid Dynamics does not believe that backlog is material to an investor’s understanding of Grid Dynamics’ business taken as a whole. However, Grid Dynamics expects to establish a process to track and report backlog in connection with its adoption of ASC Topic No. 606 and to the extent that the amount of backlog becomes material to an investor’s understanding of the Successor’s business taken as a whole following the Business Combination, the Successor will reconsider the disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Material weakness has been identified in Grid Dynamics’ internal control over financial reporting, page 31

10. Please expand your disclosures to describe the steps that Grid Dynamics is currently taking to enhance its internal control environment and the additional steps they plan on taking to remediate the identified material weakness.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Revised Proxy Statement.

Provisions in our amended and restated certificate of incorporation and Delaware law..., page 49

11. You state that your amended and restated certificate of incorporation will provide for a staggered board of directors. Please enhance this risk factor by also disclosing that directors may be removed from office by the stockholders only for cause and that the board of directors will have the exclusive right to fill any vacancy resulting from removal. Also, provide a cross-reference to the corresponding disclosure on pages 108 and 192.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 to 52 of the Revised Proxy Statement.

January 3, 2020

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 59

12. You state that the income tax adjustments in note (CC) reflect the tax impact on the pro forma adjustments at the estimated statutory tax rate of 28%. Please explain how you determined the pro forma tax expense. In this regard, we note that Grid Dynamics had a statutory tax rate of 21% for 2018 and there is a significant difference in the historical effective tax rates for the periods presented in the pro forma statements of income.

Response: In response to the Staff’s comment, the Company has revised its calculation of the pro forma tax expense on pages 59 and 60 of the Revised Proxy Statement. The estimated statutory tax rate of 28% is a blended federal and state statutory rate, and it was determined using a federal statutory tax rate of 21% and a California state statutory rate of 6.98%. The Company has revised the income tax adjustment in note (CC), which was calculated as follows for the nine months ended September 30, 2019 and the year ended December 31, 2018:

	Nine months ended September 30, 2019	Year ended December 31, 2018
Total pro forma adjustments	$(3,554)	$(1,058)
Statutory tax rate	27.98%	27.98%
Pro forma adjustment (note (CC))	$(995)	$(296)

13. Please tell us why your calculation of pro forma weighted shares outstanding excludes 1,200,000 Sponsor Shares that are held in escrow. In this regard, you state that while such shares are in escrow, the Sponsor shall have full ownership rights, including the right to vote such shares and receive dividends and distributions thereon. Therefore, tell us how you considered the guidance in ASC 260-10-45-59A – 60A in your pro forma per share calculations.

Response: In response to the Staff’s comment, the Company has revised its calculation of pro forma earnings per share to reflect the 1,200,000 Sponsor Shares held in escrow as participating securities. The two-class method was applied and income was apportioned between the Class A common shares and the Sponsor Shares, which will convert to Class A common shares and be held in escrow. As such, the Company has revised the disclosures on pages 27, 56, 59, 60, 64 and 66 of the Revised Proxy Statement.

Background of the Business Combination, page 82

14. Given the affiliated nature of the transaction through Eric Benhamou’s board seats and ownership interests in both ChaSerg and Grid Dynamics, provide a more detailed discussion regarding ChaSerg’s efforts to find targets, contacts with other potential candidates and discussions held with potential targets. Disclose the general business of the potential targets, the extent of negotiations and whether the board considered a merger with any of the targets a viable alternative to a transaction with Grid Dynamics. Disclose when and why each target was rejected in favor of a transaction with Grid Dynamics. Disclose when ChaSerg determined to negotiate exclusively with Grid Dynamics.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 83 to 87 of the Revised Proxy Statement.

January 3, 2020

15. You disclose that, on November 19, 2018, Mr. Benhamou facilitated an introductory meeting between advisors of ChaSerg and Grid Dynamics’ chief executive officer and board member to discuss a potential business transaction with ChaSerg. Disclose in which capacity Mr. Benhamou was acting in arranging this introductory meeting and why he initiated contact.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Proxy Statement.

16. Disclose the extent to which Mr. Benhamou was involved in the discussions and negotiations of the merger for each party.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Proxy Statement.

17. Expand your discussion of the parties’ negotiation of material aspects of the proposed transaction, including the specific, material terms proposed in each letter of intent and draft of the merger agreement, the terms and conditions of the final merger agreement, the determination of the final structure of the proposed transaction, and the ultimate amount and form of consideration.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 85 to 88 of the Revised Proxy Statement.

18. Please include in the timeline the May 2019 purchase by BGV, Mr. Benhamou’s affiliate, of $15 million common and preferred shares of Grid Dynamics.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Proxy Statement.

Proposal No. 1: The Business Combination Proposal

Opinion of ChaSerg’s Financial Advisor, page 85

19. Please disclose the enterprise value of Grid Dynamics implied by the merger consideration when comparing the results of each analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 93 to 94 of the Revised Proxy Statement.

January 3, 2020

Board of Directors’ Reasons for the Approval of the Business Combination, page 92

20. Please discuss the board’s consideration of the affiliated nature of the business combination, including the $15 million investment in Grid Dynamics by BGV, Mr. Benhamou’s affiliate, during the negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 99 of the Revised Proxy Statement.

Unaudited Financial Projections of Grid Dynamics, page 94

21. You generally refer to assumptions on which the projected financial information of Grid Dynamics is based. Please disclose the basis for and material assumptions underlying the projections, including the main growth assumptions underlying the projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Revised Proxy Statement.

Proposal No. 5: The Incentive Plan Proposal

Number of Awards Granted to Employees, Consultants, and Directors, page 112

22. You disclose that ChaSerg and Grid Dynamics have agreed to a future schedule of awards to be made under the 2020 Plan, subject to the approval of the Successor’s board of directors or its compensation committee, and you provide tables outlining the anticipated amount of initial awards and future awards that will be received by certain employees under the schedule. To the extent practicable, please disclose such information in accordance with the tabular format specified in, and the instructions provided by, Item 10 of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Revised Proxy Statement to disclose information in accordance with the tabular format specified in, and the instructions provided by, Item 10 of Schedule 14A.

Grid Dynamics Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 146

23. When presenting non-GAAP financial measures, please ensure that such disclosure is accompanied by the corresponding GAAP measure with equal or greater prominence. For example, on page 147 you refer to improving Adjusted EBITDA performance, but do not include  a similar discussion referring to the impact of the corresponding GAAP measure. In addition, you present adjusted pro forma diluted EPS without presenting GAAP EPS. Please revise. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the table on page 151 of the Revised Proxy Statement to include the range of pro forma diluted earnings per share (“EPS”), as it appears on the face of Grid Dynamics’ unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2019 and the year ended December 31, 2018, and the disclosure on page 152 to include a summary of Grid Dynamics’ performance on a GAAP net income basis.

January 3, 2020

The Company respectfully submits that providing Grid Dynamics’ historical GAAP EPS for these periods would not be meaningful to investors, as Grid Dynamics is a privately held company and its equity capital structure is not comparable to the Successor’s anticipated share capital structure following the Business Combination. The Company therefore believes that pro forma diluted EPS, which is based in part on Grid Dynamics’ GAAP financial statements, is an appropriate substitute in this case. In its periodic filings with the Commission for periods following the consummation of the Business Combination, the Company intends to present its GAAP diluted EPS as the most comparable GAAP measure for Grid Dynamics’ adjusted pro forma diluted EPS.

Customer Concentration, page 149

24. You state that Grid Dynamics’ ability to retain and expand its relationships with existing customers is one of the key indicators of its revenue potential. As such, please include a quantified discussion of your net revenue retention rate for each period presented as provided in the DEF14A filed on December 4, 2019. Also, ensure that you disclose how this measure is determined and address any material fluctuations in such rates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 155 of the Revised Proxy Statement, to include the following:

“Grid Dynamics’ revenue retention rate was approximately 127% and 122% in 2018 and 2017, respectively, and is expected to again exceed 100% in 2019. Revenue retention rate is a metric measuring the level of recurring revenue between periods for the same set of customers. Grid Dynamics calculates revenue retention rate as total revenue from existing customers (i.e., customers from the first day of the earliest comparative period) in a given period, divided by the total revenue from the same customers for the prior comparative period.”

The Company respectfully advises the Staff that it believes Grid Dynamics has otherwise appropriately addressed the impact of business growth from Grid Dynamics’ largest customers, other existing customers and new customers elsewhere in the Revised Proxy Statement (e.g., the table on page 155 and the discussions of fluctuations in period-over-period revenue on pages 159, 160 and 161 of the Revised Proxy Statement). Grid Dynamics’ management does not believe that periodic reporting of Grid Dynamics’ revenue retention rate is currently material to an understanding of Grid Dynamics’ results of operations, but will evaluate this again for future periods.

January 3, 2020

Key Performance Indicators and Other Factors Affecting Performance

Attrition, page 149

25. We note that Grid Dynamics’ management targets a voluntary attrition rate in managing the business and attrition is one of the key factors affecting performance. Please disclose the voluntary attrition rate for each period presented. In addition, disclose the employee utilization measures that management views as key indicators of performance. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

Response: The Company respectfully advises the Staff that it has considered the Staff’s comment, the Commission’s guidance in Instruction 1 to paragraph 303(a) of Regulation S-K and Section III.B.1 of SEC Release 33-8350 (the “2003 MD&A Release”), and whether additional statistical data and other information necessary to enhance a reader’s understanding of its financial condition, changes in financial condition and results of operations. Based on such consideration, the Company believes that the disclosure already included in the Revised Proxy Statement meets the requirements of Item 303 of Regulation S-K. The 2003 MD&A Release states in relevant part:

“When preparing MD&A, companies should consider whether disclosure of all key variables and other factors that management uses to manage the business would be material to investors, and therefore required….”

The Company believes that neither Item 303 of Regulation S-K nor the guidance in the 2003 MD&A Release requires the disclosure of these key factors in a prescribed form or manner. Grid Dynamics’ management included discussions of voluntary attrition and utilization because they indicate important factors that Grid Dynamics’ management considers in managing the business, as discussed in the Revised Proxy Statement. These factors are not, however, always the best periodic reporting indicators of Grid Dynamics’ past or future financial condition or results of operations. The disclosure of these measures in the manner requested by the Staff would also reveal competitively sensitive information about Grid Dynamics’ competitive advantage and customer relationships, as discussed further below.

The Company believes that disclosing attrition rate in the manner requested by the Staff would be of limited utility to investors while revealing potentially competitively sensitive information regarding Grid Dynamics’ service model. Voluntary attrition rate for an historical period is a lagging indicator, and may not reflect Grid Dynamics’ voluntary attrition at a point in time or the impact of Grid Dynamics’ most current expansion and staffing strategies or hiring initiatives. Explaining these strategies and initiatives, to ensure that Grid Dynamics’ voluntary attrition rate disclosure is not misleading by omission, could require revealing competitively sensitive information. The Company also respectfully notes that a quantified voluntary attrition rate measure, of the kind requested by the Staff, is not routinely disclosed by most of Grid Dynamics’ publicly reporting competitors.

January 3, 2020

The Company also believes that Grid Dynamics’ current attrition rate disclosure meets the requirements of Item 303 of Regulation S-K. On page 154 of the Revised Proxy Statement, the Company discloses Grid Dynamics’ employees by region. On the same page, the Company also discloses that employee retention is a key driver of operational efficiency and that “Grid Dynamics’ management targets a voluntary attrition rate no higher than the mid-teen percentages, in line with the industry, and believes Grid Dynamics’ voluntary attrition rate was below the targeted ceiling since 2017.” The Company will update this disclosure, when and as necessary, in its future reports filed with Commission to ensure that any material changes in voluntary attrition trends are disclosed to investors.

In response to the Staff’s comment on utilization rate, the Company has amended the disclosure on page 154 of the Revised Proxy Statement to explain that utilization rate, with respect to a given subset of employees, is the aggregate number of billable hours for the period divided by the aggregate number of available hours for the same period.

The Company believes Grid Dynamics’ existing disclosure about how management uses utilization rate and, where material, the impact of changes in utilization rates on Grid Dynamics’ results of operations (see, e.g., page 161 of the Revised Proxy Statement) meets the requirements of Item 303 of Regulation S-K. Utilization rate is a measure that is most relevant to managing Grid Dynamics’ direct client-serving personnel working on customer projects, and would not be a relevant measure for all of Grid Dynamics’ employees. Further, insofar as utilization rate discloses the potential availability and facilitates the calculation of average billable rates of Grid Dynamics’ personnel, the publication of this information would be competitively sensitive. This may be the reason that similar utilization rate measures are not reported by substantially any of Grid Dynamics’ publicly reporting competitors.

Management of the Successor is expected to continue to review its public disclosure, and expects to disclose any material developments in these key factors in future periodic filings with the Commission following the Business Combination. Such disclosures are expected to include discussion of the impact of material changes in the trends or impact of these key factors qualitatively or quantitatively, in the appropriate context.

Results of Operations, page 153

26. You state that Grid Dynamics’ profit margins are subject to volatility between periods due to changes in foreign exchange rates relative to the US dollar. We note that a significant percentage of Grid Dynamics’ combined cost of revenue and operating expenses are denominated in the Russian ruble, Ukranian hryvnia and Polish zloty. To the extent material and determinable, please describe and quantify the impact that exchange rate fluctuations had on your cost of revenue and operating expenses. Refer to FRC 501.09(b).

Response: The Company respectfully refers the Staff to the existing disclosures, found on pages 153 and 166 of the Revised Proxy Statement, for information regarding the potential impact of changes in foreign currency exchange rates on Grid Dynamics’ results of operations, and page 166, for a sensitivity analysis of impact to operating profit. The impact of exchange rate fluctuations on the historical financial reporting periods discussed in the Revised Proxy Statement was not material. This is illustrated by disclosure on page 156, the reconciliation of Grid Dynamics’ Adjusted EBITDA to net income, which presents the impact of “other (income) / expenses, net” and explains that this line-item is comprised primarily of losses on foreign currency transactions, among other items.

January 3, 2020

Description of Successor Securities, page 191

27. You disclose on pages 5 and 105 that your bylaws following the Business Combination will include an exclusive forum provision that is similar to the provision that your existing certificate of incorporation contains. Please briefly describe the nature and effect of this provision. Further, disclose whether the provision also applies to claims under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision will apply to claims under the federal securities laws, state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and provide a risk factor. If the provision will not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 52 and 198 of the Revised Proxy Statement.

28. We note that your amended and restated certificate of incorporation will specifically deny the ability of stockholders to call a special meeting; require advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders; and provide that any action required or permitted to be taken by the stockholders may not be effected by written consent of the stockholders. Please highlight these provisions in this section of the proxy statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 197 of the Revised Proxy Statement.

January 3, 2020

Grid Dynamics Notes to Consolidated Financial Statements

Note 3 - Restatement, page F-57

29. Please explain further to us the nature of the error that resulted in the incremental stock-based compensation expense adjustment in fiscal 2018 and why a similar correction was not needed for fiscal 2017. Also, clarify whether adjustments were also made to the fiscal 2017 financial statements to reclassify retention bonuses and depreciation expense and if not, explain why.

Response: The error that resulted in the incremental stock-based compensation expense adjustment in fiscal 2018 was due to an incorrect vesting schedule used for stock options issued to certain executives of Grid Dynamics at the end of 2018. The stock-based compensation error related to the new 2018 stock option plan which did not exist in 2017.

Grid Dynamics has not previously issued audited financial statements for fiscal 2017. As such, similar corrections and reclassifications were not needed for fiscal 2017. The retention bonuses and depreciation expense in the financial statements for fiscal 2017 are presented on the same basis as in fiscal 2018 and therefore, the financial statements are comparable.

General

30. In your response letter, please provide your analysis of why the proposed issuance of common stock of ChaSerg pursuant to the business combination transaction does not require registration under the Securities Act of 1933.

Response: In connection with the issuance of the Share Consideration, the Company is relying on the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and Rule 506(b) of Regulation D promulgated thereunder (“Rule 506(b)”).

Rule 506(b) provides that (1) an issuer may sell securities to an unlimited number of “accredited investors” as defined in Rule 501(a) of Regulation D and up to 35 other purchasers or “unaccredited investors”; (2) the issuer cannot use general solicitation or advertising to market the securities; (3) the issuer must issue “restricted securities” as defined in Rule 144 promulgated under the Securities Act (“Rule 144”); and (4) the issuer must file a Form D with the Commission.

1) Number of and nature of purchasers. In the Mergers, the Share Consideration is being issued to seven Selling Securityholders of Grid Dynamics. Based on completed accredited investor questionnaires and representations provided by each of the Selling Securityholders, the Company believes each of the Selling Securityholders is an accredited investor. Further, Grid Dynamics represented in the Merger Agreement that it would take reasonable steps to verify that each Selling Securityholder is an accredited investor. Further, each Selling Securityholder holding at least 15,000 shares of Grid Dynamics common stock has agreed not to transfer any shares of Grid Dynamics prior to the Business Combination.

2) General Solicitation. The Company has negotiated the Mergers directly with Grid Dynamics and the Selling Securityholders and has not undertaken any general solicitation or advertising with respect to the offer or sale of the Share Consideration in the Mergers.

January 3, 2020

3) Restricted Securities. The shares constituting the Share Consideration will be restricted securities (and will bear the appropriate restrictive legend reflecting that the shares have not been registered under the Securities Act) and the Selling Securityholders will not be entitled to sell the shares constituting the Share Consideration for one year following the filing of current Form 10 information with the SEC with respect to the Successor, as provided in Rule 144, unless the shares are registered. The Selling Securityholders will be entitled to the benefits of a Registration Rights Agreement requiring the Company to register the Share Consideration for resale, with certain exceptions.

4) Form D. The Company will file a Form D with the SEC following the issuance of the Shares.

For the reasons stated above, the issuance of the Share Consideration is exempt from registration pursuant to Section 4(a)(2) thereof and Rule 506(b) of Regulation D promulgated thereunder.

*            *             *

If you have additional questions or require any additional information with respect to the Revised Proxy Statement or this letter, please do not hesitate to contact me at brian.paulson@lw.com or (650) 463-4662.

Sincerely,

/s/ Brian D. Paulson
Brian D. Paulson
of LATHAM & WATKINS LLP

cc:	Kathleen Krebs, Special Counsel

Kathleen Collins, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Lloyd Carney, Chief Executive Office of ChaSerg Technology Acquisition Corp.

Steven Fletcher, Advisor to ChaSerg Technology Acquisition Corp.

Anil Doradla, Chief Financial Officer of Grid Dynamics International, Inc.

Josh Dubofsky, Latham & Watkins LLP